SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)
                                (Amendment No. )

                          Cadence Resources Corporation
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                                (Name of Issuer)

                          Common Stock $0.01 par value
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                         (Title of Class of Securities)

                                    12738N103
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                                 (CUSIP Number)

                                October 31, 2005
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section


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

CUSIP No. 12738N103                    13G
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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Thomas S. Kaplan
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               5.    SOLE VOTING POWER

                     3,890,992
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  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,890,992
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,890,992
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.5%
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12.   TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

This Schedule 13G is being filed by Thomas Scott Kaplan (the "Reporting Person") relating to shares of common stock, par value $0.01 per share of Cadence Resources Corporation. The Reporting Person previously reported his beneficial ownership on a Schedule 13D filed on May 21, 2002, as amended on November 13, 2002 and November 21, 2003.

Item 1.

      (a)   Name of Issuer.

            Cadence Resources Corporation

      (b)   Address of Issuer's Principal Executive Offices.

            6 East Rose Street, P.O. Box 2056
            Walla Walla, WA 99362

Item 2.

      (a)   Name of Person Filing.

            Thomas S. Kaplan

      (b)   Address of Principal Business Office or, if none, Residence.

            The principal business address of the Reporting Person is:
            154 West 18th Street, New York, New York 10011.

      (c)   Citizenship.

            The Reporting Person is a citizen of the United States.

      (d)   Title of Class of Securities.

            Common Stock $0.01 par value

      (e)   CUSIP Number.

            12738N103

Item 3. Not applicable.

Item 4. Ownership

      (a)   Amount Beneficially Owned.

                  As of November 9, 2005, the Reporting Person beneficially owns 3,890,992 shares of common stock, comprised of 480,811 shares of common stock owned by LCM Holdings LDC, 480,811 shares of common stock owned by Electrum Resources, LLC, 2,129,370 shares of common stock and 800,000 shares of common stock issuable upon the exercise of warrants owned by Electrum Capital, LLC. All of such shares are beneficially owned by the Reporting Person pursuant to voting trust agreements, pursuant to which the Reporting Person has sole voting and dispositive power over such shares. Based upon 59,373,693 shares outstanding as of November 10, 2005, as reported by the Company's transfer agent, the shares beneficially owned by the reporting person represent 6.5% of the total common stock outstanding of the Company.

      (b)   Percent of Class. See Item 11 on Page 2.

      (c)   Number of shares as to which the Reporting Person has

            (i)   sole power to vote or to direct the vote: See Item 5 on Page 2

            (ii)  shared power to vote or to direct the vote: See Item 6 on Page
                  2

            (iii) sole power to dispose or to direct the disposition of: See
                  Item 7 on Page 2

            (iv)  shared power to dispose or to direct the disposition of: See
                  Item 8 on Page 2


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

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Each of LCM Holdings LDC, Electrum Resources, LLC and Electrum Capital, LLC has the right to receive dividends from, and the proceeds from the sale of the shares beneficially owned by the Reporting Person pursuant to the voting trust agreement with the respective entity.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Date: November 9, 2005


                                           /s/ Thomas S. Kaplan
                                           -------------------------------------
                                           Thomas S. Kaplan


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